SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN May 10, 2003 AND June 13, 2003

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1

Annual General Meeting 2003 (“AGM”)
Report of the Directors
Invitation to Shareholders to attend the AGM
Notice of AGM
Proxy Statement
Attachment 1 to Proxy: Audited Financial Statements For the Year Ended December 31, 2002

1.2	Press Release dated June 6, 2003 chinadotcom Unit Partners with Korean Online Game Developer to Launch Online Game in China

1.3	Press Release dated May 27, 2003 chinadotcom Unit Appoints John Clough as Non-Executive Chairman of the Board of Praxa Limited

1.4	Press Release dated May 22, 2003 chinadotcom Mobile Unit Launches Weather News Channel in China

1.5	Press Release dated May 13, 2003 CDC Software Announces A Master Distributor Agreement with Ross Systems in Asia Pacific

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 13, 2003

CHINADOTCOM CORPORATION

By:	/s/ Daniel Widdicombe
Daniel Widdicombe Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.1

Annual General Meeting 2003 (“AGM”)
Report of the Directors
Invitation to Shareholders to attend the AGM
Notice of AGM
Proxy Statement
Attachment 1 to Proxy: Audited Financial Statements For the Year Ended December 31, 2002

1.2	Press Release dated June 6, 2003 chinadotcom Unit Partners with Korean Online Game Developer to Launch Online Game in China

1.3	Press Release dated May 27, 2003 chinadotcom Unit Appoints John Clough as Non-Executive Chairman of the Board of Praxa Limited

1.4	Press Release dated May 22, 2003 chinadotcom Mobile Unit Launches Weather News Channel in China

1.5	Press Release dated May 13, 2003 CDC Software Announces A Master Distributor Agreement with Ross Systems in Asia Pacific

Exhibit 1.1

REPORT OF THE DIRECTORS

The directors herein present their report and the audited financial statements of the Company for the year ended December 31, 2002.

Principal activities

The Company is an integrated enterprise solutions and software company offering technology, marketing, mobile and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees, the Company has extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. The Company has been investing increasingly in Internet and related technology and software companies in the Asia-Pacific region and the United States.

Results

The Company’s loss for the year ended December 31, 2002 and its state of affairs at December 31, 2002 are set out in the audited financial statements of the Company for the year ended December 31, 2002.

Fixed assets

Details of movements in the fixed assets of the Company are set out in note 9 to the financial statements.

Share capital

Details of movements in the share capital of the Company during these periods are set out in note 23 to the financial statements.

Directors

The directors of the Company as at each of December 31, 2002 and May 15, 2003 were:

Raymond K.F. Ch’ien	Executive Chairman
Peter Yip	Vice Chairman and Chief Executive Officer
Zhou Shun Ao	Vice Chairman
J. Carter Beese, Jr.	Independent Director
Thomas M. Britt, III	Independent Director
Douglas Chan Wing-Tak	Director
Harry Edelson	Independent Director
William K. Fung	Independent Director

Auditors

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD OF DIRECTORS

Raymond K.F. Ch’ien

Executive Chairman

May 22, 2003

Hong Kong

DEAR CHINADOTCOM SHAREHOLDER:

You are cordially invited to attend the Annual General Meeting of Shareholders (the “General Meeting”) of chinadotcom corporation (the “Company”) located at 34/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong on Tuesday, June 17, 2003, at 11:00 a.m.

Details of the business to be conducted at the General Meeting are given in the attached Notice of Annual General Meeting of Shareholders and Proxy Statement. Accompanying this Notice of Annual General Meeting of Shareholders and Proxy Statement are the Company’s Report of the Directors, the 2002 financial statements as audited by Ernst & Young, the Company’s independent accountants.

If you do not plan to attend the General Meeting, please complete, sign, date, and return the enclosed proxy promptly in the accompanying reply envelope. If you decide to attend the General Meeting and wish to change your proxy vote, you may do so automatically by voting in person at the General Meeting.

We look forward to seeing you at the General Meeting.

Raymond K.F. Ch’ien

Executive Chairman

May 22, 2003

Hong Kong

YOUR VOTE IS IMPORTANT

In order to assure your representation at the General Meeting, you are requested to complete, sign, and date the enclosed proxy as promptly as possible and return it in the enclosed envelope (to which no postage need be affixed if mailed in the United States).

34/F Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held June 17, 2003

The Annual General Meeting of Shareholders (the “General Meeting”) of chinadotcom corporation (the “Company”) will be held at the Company’s offices located at 34/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong on Tuesday, June 17, 2003, at 11:00 a.m. for the following purposes:

1.	To elect one Class I Director to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2006;

2.	To elect one Class II Director to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2004;

3.	To elect one Class III Director to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2005;

4.	To receive and consider the Company’s audited financial statements and the reports of the Directors and the Company’s independent accountants for the year ended December 31, 2002;

5.	To ratify the selection of Ernst & Young as the Company’s independent accountants for the year ending December 31, 2003 and authorize the Board of Directors to fix their remuneration; and

6.	To act upon such other matters as may properly come before the General Meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. The record date for determining those shareholders who will be entitled to notice of, and to vote at, the General Meeting and at any adjournment thereof is May 9, 2003. The stock transfer books will not be closed between the record date and the date of the General Meeting. A list of shareholders entitled to vote at the General Meeting will be available for inspection at the offices of the Company. A shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, to vote instead of him and that a proxy need not be a shareholder of the Company.

Whether or not you plan to attend the General Meeting, please complete, sign, date and return the enclosed proxy promptly in the accompanying reply envelope. Please refer to the enclosed voting form for instructions. Your proxy may be revoked at any time prior to the General Meeting. If you decide to attend the General Meeting and wish to change your proxy vote, you may do so automatically by voting in person at the General Meeting.

ON BEHALF OF THE BOARD OF DIRECTORS

Raymond K.F. Ch’ien
Executive Chairman

May 22, 2003

Hong Kong

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

These proxy materials are furnished in connection with the solicitation of proxies by the Board of Directors of chinadotcom corporation, a company organized under the laws of the Cayman Islands (the “Company”), for the Annual General Meeting of Shareholders (the “General Meeting”) to be held at 11:00 a.m. on Tuesday, June 17, 2003, at the Company’s offices located at 34/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong, and at any adjournments or postponements of the General Meeting. These proxy materials were first mailed to shareholders on or about May 22, 2003.

PURPOSE OF MEETING

The specific proposals to be considered and acted upon at the General Meeting are summarized in the accompanying Notice of Annual General Meeting of Shareholders. Each proposal is described in more detail in this Proxy Statement.

VOTING RIGHTS AND SOLICITATION

Voting

The Company’s Class A Common Shares is the only type of security entitled to vote at the General Meeting. Each shareholder of record as of the close of trading on May 9, 2003 is entitled to one vote for each Class A Common Share held by such shareholder on that date. At least one-third of the outstanding Class A Common Shares must be present or represented at the General Meeting in order to have a quorum. Abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum for the transaction of business but are not counted as votes cast at the General Meeting. Proposals 1, 2, 3, 4 and 5 each require for approval the affirmative vote of a simple majority of the Class A Common Shares present in person or by proxy at a meeting for which a quorum is present.

Proxies

Whether or not you are able to attend the General Meeting, you are urged to vote your proxy, which is solicited by the Company’s Board of Directors and which will be voted as you direct on your proxy when properly completed. In the event no directions are specified, such proxies will be voted FOR proposals 1, 2, 3, 4 and 5 in the discretion of the proxy holders, as to other matters that may properly come before the General Meeting. You may revoke or change your proxy at any time before the General Meeting. To do this, send a written notice of revocation or another signed proxy with a later date to the Company at the Company’s principal executive offices before the beginning of the General Meeting. You may also revoke your proxy by attending the General Meeting and voting in person.

PROPOSAL NOS. 1, 2 AND 3

ELECTION OF CLASS I, CLASS II AND CLASS III DIRECTORS

General

With respect to Proposal Nos. 1, 2 and 3, persons named in the accompanying form of proxy intend in the absence of contrary instructions to vote all proxies for the election of:

Proposal 1: Mr. J. Carter Beese, Jr. as a Class I Director of the Company to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2006;

Proposal 2: Mr. Thomas M. Britt, III as a Class II Director to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2004; and

Proposal 3: Mr. Harry Edelson as a Class III Director to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2005.

If any such nominee should be unable to serve, an event not now anticipated, the proxies will be voted for such person, if any, as shall be designated by the Board of Directors to replace any such nominee. Each of the above nominees is currently a Class I Director of the Company. The Board of Directors has decided to nominate the above nominees in each of the above respective classes so as to have a more balanced distribution of non-executive directors among the three classes of directors of the Company.

Shareholder Approval

The election of each director will require the affirmative vote of a majority of the votes cast at the meeting.

Information Concerning Class I Director Nominee

The following table sets forth information concerning the nominee as a Class I Director of the Company. The nominee is currently a Class I Director of the Company.

Name (Age) and Address of Director	Principal Occupation or Employment During Past Five Years	Director Since
J. Carter Beese, Jr. (46) 800 17th Street, N.W. Washington, D.C. 20006 U.S.A.	Mr. Beese has served as an independent director of chinadotcom since April 1999. Mr. Beese is a Senior Advisor to the Center for Strategic and International Studies. Mr. Beese currently also serves as director of Aether Systems, Inc. and Riggs National Corporation.	1999

Information Concerning Class II Director Nominee

The following table sets forth information concerning the nominee as a Class II Director of the Company. The nominee is currently a Class I Director of the Company.

Name (Age) and Address of Director	Principal Occupation or Employment During Past Five Years	Director Since
Thomas M. Britt, III (42) 66th Floor, The Center 99 Queen’s Road Central Central, Hong Kong SAR	Mr. Britt has served as an independent director since May 2000. Mr. Britt is the co-founder and Managing Director of IRG Limited, an investment banking boutique focused on the telecommunications, media and technology sectors in Asia. Prior to co-founding IRG in 2000, Mr. Britt was the senior partner of the US Securities Group in the Hong Kong office of	2000
	Clifford Chance LLP, the world’s largest law firm, and the founding and managing partner of the Hong Kong office of Rogers & Wells LLP, a leading US law firm.

Information Concerning Class III Director Nominee

The following table sets forth information concerning the nominee as a Class III Director of the Company. The nominee is currently a
Class I Director of the Company.

Name (Age) and Address of Director	Principal Occupation or Employment During Past Five Years	Director Since
Harry Edelson (69) 300 Tice Boulevard Woodcliff Lake, NJ 07677 U.S.A.	Mr. Edelson has served as a non-executive director of chinadotcom since January 1999. Mr. Edelson is the founding partner of Edelson Technology Partners, a high technology venture capital partnership providing assistance to multinational corporations.	1999

Recommendation of the Board of Directors

With respect to each of Proposal Nos. 1, 2 and 3, the Board of Directors recommends that the shareholders vote FOR the election of each of the respective Class I, Class II and Class III Director nominees.

PROPOSAL NO. 4

CONSIDER AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

General

Ernst & Young has audited the Company’s financial statements as of and for the year ended December 31, 2002 and has given its report thereon, a printed copy of which has been provided to the Company’s shareholders. The Company’s shareholders are being asked to ratify the audited financial statements prepared by Ernst & Young.

Shareholder Approval

The affirmative vote of a simple majority of the Class A Common Shares present in person or by proxy at a meeting for which a quorum is present is required to ratify the audited financial statements prepared by Ernst & Young as the Company’s independent accountants.

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote FOR the ratification of the audited financial statements prepared by Ernst & Young, the Company’s independent accountants.

PROPOSAL NO. 5

RATIFICATION OF INDEPENDENT ACCOUNTANTS

General

The Company’s shareholders are being asked to re-appoint the selection of Ernst & Young as the Company’s independent accountants for the fiscal year ending December 31, 2003 and to delegate the fixing of Ernst & Young’s remuneration to the Company’s Board of Directors. In the event the Company’s shareholders fail to ratify the appointment of Ernst & Young, the Board of Directors will reconsider its selection. Even if the selection is ratified, the Board of Directors, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Board of Directors determines that such a change would be in the Company’s and its shareholders’ best interests. Ernst & Young has served as the Company’s independent auditors since the Company’s incorporation.

Shareholder Approval

The affirmative vote of a simple majority of the Class A Common Shares present in person or by proxy at a meeting for which a quorum is present is required to ratify the selection of Ernst & Young as the Company’s independent accountants.

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote FOR the re-appointment of Ernst & Young to serve as the Company’s independent accountants for the fiscal year ending December 31, 2003.

OTHER MATTERS

The Board knows of no other matters to be presented for shareholder action at the General Meeting. However, if other matters do properly come before the General Meeting or any adjournments or postponements thereof, the Board intends that the persons named in the proxies will vote upon such matters in accordance with their best judgement.

In the event that sufficient votes in favour of any proposal set forth in the Notice of this General Meeting are not received by June 16, 2003, the persons named as attorneys in the enclosed proxy may propose one or more adjournments of the General Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of the holders of a majority of the Class A Common Shares present in person or by proxy at the session of the meeting to be adjourned. The persons named as proxies in the enclosed proxy will vote in favour of such adjournment those proxies which they are entitled to vote in favour of the proposal for which further solicitation of proxies is to be made. They will vote against any such adjournment those proxies required to be voted against such proposal.

ON BEHALF OF THE BOARD OF DIRECTORS

Raymond K.F. Ch’ien

Executive Chairman

May 22, 2003

Hong Kong

Ú DETACH PROXY CARD HERE Ú

☐	Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒
Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN

1.	Election of J. Carter Beese, Jr. as a Class I Director.	☐	☐	☐	4.	Receive and Consider the Company’s Audited Financial Statements and the Reports of the Directors and the Independent Accountants for the year ended December 31, 2002.	☐	☐	☐
2.	Election of Thomas M. Britt, III as a Class II Director.	☐	☐	☐	5.	Ratify the selection of Ernst & Young as the Company’s Independent Accountants and authorize the Board of Directors to fix their remunerations for the year ending December 31, 2003.	☐	☐	☐
3.	Election of Harry Edelson as a Class III Director.	☐	☐	☐
					To change your address, please mark this box.				☐
					Mark box at right if you wish to give a discretionary proxy to the Chairman of the Meeting. PLEASE NOTE: Marking the box to the right voids any other instructions indicated in the items above.				☐
S C A N L I N E
					Date	Share Owner sign here Co-Owner sign here

chinadotcom corporation

The Bank of New York

P. O. Box 11487, New York, N. Y. 10203-0487

The undersigned, a holder of record on May 9, 2003 of Class A Common Shares of chinadotcom corporation, hereby revokes all other proxies and appoints the Chairman of the Meeting, as proxy for the undersigned, to attend the Annual General Meeting of Shareholders of chinadotcom corporation (the “Meeting”), and at any adjournment or postponement thereof, to cast on behalf of the undersigned all votes that the undersigned is entitled to cast in respect of the Class A Common Shares registered in the name of the undersigned at the Meeting and otherwise to represent the undersigned at the Meeting with all powers possessed by the undersigned as if personally present at the Meeting.

This Proxy, when properly signed and dated, will be voted in the manner directed as specified by the undersigned, but if no specification is made, the Proxy will be voted FOR items 1 through 5, and will be voted in the discretion of the Chairman of the Meeting on any other matters that may properly come before the Meeting or any adjournment or postponement thereof. A detailed explanation of the resolution within each of the items listed has been included with this Proxy.

This form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must either be under its common seal or under the hand of an officer or attorney duly authorized.

In order to be valid, this form of Proxy with the power of attorney or other authority, if any, under which it is signed, must be deposited with the transfer agent no later than 4:00 p.m., New York time, on June 13, 2003 in order to be counted in the Annual General Meeting on June 17, 2003. You may also vote your shares in person at the Meeting. Due to the limited amount of time available before the Proxy Deadline, the completed Proxy can be faxed (with the original to follow by mail) to the transfer agent, The Bank of New York, fax number (212) 815-7048.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Proxy exactly as your name(s) appear(s) on the books of the transfer agent. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?	DO YOU HAVE ANY COMMENTS?

TO THE HOLDERS OF

CLASS A COMMON SHARES OF

chinadotcom corporation

The Bank of New York, (the “transfer agent”), has received advice that the Annual General Meeting Shareholders of chinadotcom corporation will be held in Hong Kong, June 17, 2003 at 11:00 a.m. (Hong Kong time), for the purposes set forth in the enclosed Notice of Meeting.

If you are desirous of having the Chairman of the Meeting vote your Class A Common Shares for or against the Resolutions to be proposed, or any of them, at the Meeting, kindly execute and forward to The Bank of New York the attached Proxy. The enclosed postage paid envelope is provided for this purpose. This Proxy should be executed in such manner as to show clearly whether you desire the Chairman of the Meeting to vote for or against the Resolutions or any of them, as the case may be. The Proxy MUST be forwarded in sufficient time to reach the transfer agent before 4 p.m., New York time, June 13, 2003. Only the registered holders of record at the close of business on May 9, 2003 will be entitled to execute the Proxy.

Due to the limited amount of time available before the Proxy deadline, the completed Proxy can be faxed (with the original to follow by mail) to the transfer agent, The Bank of New York, fax number (212) 815-7048.

The Bank of New York

Dated: May 22, 2003		chinadotcom corporation P.O. BOX 11356 NEW YORK, N.Y. 10203-0356

If you agree to access future Proxy Statements and Annual Reports electronically, please mark this box.	☐

email address

chinadotcom corporation

INDEX TO FINANCIAL STATEMENTS

Pages
Report of the Independent Auditors	F-1

Consolidated Balance Sheets as of December 31, 2001 and 2002	F-2

Consolidated Statements of Operations for each of the three years ended December 31, 2000, 2001 and 2002	F-3 – F-4

Consolidated Statements of Cash Flows for each of the three years ended December 31, 2000, 2001 and 2002	F-5 – F-6

Consolidated Statements of Changes in Shareholders’ Equity for each of the three years ended December 31, 2000, 2001 and 2002	F-7 – F-9

Notes to Consolidated Financial Statements	F-10 – F-45

REPORT OF THE INDEPENDENT AUDITORS

The Board of Directors and Shareholders

chinadotcom corporation

We have audited the accompanying consolidated balance sheets of chinadotcom corporation and subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of chinadotcom corporation and subsidiaries at December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in note 4(e) of the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

Hong Kong

February 13, 2003

F-12

chinadotcom corporation

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars, except number of shares and per share data)

		December 31,	December 31,
	Notes	2001	2002
ASSETS

Current assets:
Cash and cash equivalents		20,820	33,153
Restricted cash	5	1,274	109
Accounts receivable
(net of allowance of USD6,538 for 2001 and 4,139 for 2002)	6	21,074	15,030
Deposits, prepayments and other receivables		16,746	8,363
Available-for-sale debt securities	7	329,952	300,056
Restricted debt securities	7	134,960	139,255

Total current assets		524,826	495,966

Property, plant and equipment, net	9	21,288	9,375
Goodwill	10	6,430	12,016
Intangible assets	11	17,092	16,980
Investment in equity investees		2,668	330
Investments under cost method		2,878	387
Available-for-sale debt securities	7	17,028	20,000
Restricted debt securities	7	-	11,868
Available-for-sale equity securities	12	2,064	2,050
Other assets		2,220	11,985

Total assets		596,494	580,957

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		15,082	13,662
Other payables		7,100	12,952
Accrued liabilities		14,099	9,064
Short-term bank loans	13	116,820	115,650
Long-term bank loans, current portion	14	131	149
Deferred revenue		932	2,693
Tax payable		1,002	636
Amounts due to related companies	8	10,248	684

Total current liabilities		165,414	155,490

Long-term bank loans, net of current portion	14	1,504	11,585
Other payables, net of current portion		2,860	-
Minority interests		36,855	36,182

Shareholders’ equity:
Class A common shares, USD0.00025 par value:
Authorized shares - 800,000,000 shares
Issued and outstanding-
102,691,872 shares as of December 31, 2001 and
101,296,363 shares as of December 31, 2002		26	25
Preferred shares, USD0.001 par value:
Authorized shares - 5,000,000 shares
Issued and outstanding-Nil as of December 31, 2001 and 2002		-	-
Additional paid-in capital		613,460	610,340
Treasury stock - 63,564 shares		-	(238)
Accumulated other comprehensive income	15	(7,439)	1,990
Accumulated deficits		(216,186)	(234,417)

Total shareholders’ equity		389,861	377,700

Total liabilities and shareholders’ equity		596,494	580,957

The accompanying notes form an integral part of these consolidated financial statements.

F-13

chinadotcom corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars, except number of shares and per share data)

		Year ended December 31,	Year ended December 31,	Year ended December 31,
	Notes	2000	2001	2002
Revenues (a)
e-business solutions		61,327	32,591	23,003
Advertising		43,769	21,404	28,250
Sale of IT products		3,276	4,580	4,631
Other income		1,296	5,899	3,418

		109,668	64,474	59,302

Less: Cost of revenues
e-business solutions		(38,600)	(21,922)	(14,022)
Advertising		(29,109)	(13,508)	(20,045)
Sale of IT products		(56)	(3,466)	(3,306)
Other income		(1,275)	(2,010)	(1,484)

Gross margin		40,628	23,568	20,445

Selling, general and administrative expenses (b)	16	(101,275)	(87,865)	(37,963)
Depreciation and amortization expenses		(37,775)	(27,388)	(11,860)
Impairment of goodwill and intangible assets		(43,373)	(40,698)	-
Stock compensation expense	24	(5,083)	(1,227)	(309)

Operating loss		(146,878)	(133,610)	(29,687)

Interest income		29,934	26,809	23,927
Interest expense		(949)	(1,474)	(2,629)
Gain/(loss) arising from share issuance of a subsidiary		140,031	(55)	-
Gain/(loss) on disposal of available-for-sale securities		1,682	4,411	(158)
Gain/(loss) on disposal of subsidiaries and cost investments		13,981	(1,933)	(117)
Other non-operating gains		-	-	1,173
Other non-operating losses		(1,992)	(1,321)	(288)
Impairment of cost investments and available-for-sale securities		(84,696)	(12,260)	(5,351)
Share of (losses)/income in equity investees		(9,423)	(2,592)	682

Loss before income taxes		(58,310)	(122,025)	(12,448)
Income taxes	18	(682)	(148)	(160)

Loss before minority interests		(58,992)	(122,173)	(12,608)
Minority interests in losses of consolidated subsidiaries		553	4,010	1,036

Loss from continuing operations		(58,439)	(118,163)	(11,572)

Discontinued operations	20
Loss from operations of discontinued subsidiaries, net of related tax benefit of USD42 and tax expense of USD213 for 2000 and 2001, respectively		(1,363)	(6,222)	(7,204)
Gain on disposal of discontinued subsidiaries		-	-	545

Net loss	19	(59,802)	(124,385)	(18,231)

Basic and diluted loss per share	19	(0.61)	(1.21)	(0.18)

F-14

chinadotcom corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars, except number of shares and per share data)

			Year ended December 31,	Year ended December 31,	Year ended December 31,
		Notes	2000	2001	2002
(a)	Revenues from related parties	17
	e-business solutions		13,921	60	-
	Advertising		7,870	-	-
	Other income		-	-	-

			21,791	60	-

(b)	Selling, general and administrative expenses to related parties	17	(1,200)	(10,106)	(413)

The accompanying notes form an integral part of these consolidated financial statements.

F-15

chinadotcom corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars, except number of shares and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2000	2001	2002
Cash flows from operating activities:
Net loss	(59,802)	(124,385)	(18,231)
Adjustments to reconcile income to net cash provided by operating activities:
Minority interests in income/(loss) of consolidated subsidiaries	(553)	(4,010)	(1,036)
Loss on disposal/write-off of property, plant and equipment	117	3,066	1,732
Gain on disposal of available-for-sale securities	(1,682)	(4,411)	158
(Gain)/loss arising from share issuance of a subsidiary	(140,031)	55	-
(Gain)/loss on disposal of subsidiaries and cost investments	(13,981)	2,055	(428)
Amortization of goodwill and intangible assets	29,690	15,323	1,183
Depreciation	8,452	12,739	11,340
Stock compensation expense	5,083	1,169	309
Share of loss in equity investees	9,423	2,592	(682)
Impairment of cost investments and available-for-sale securities	84,696	12,260	5,351
Impairment of goodwill and intangible assets	43,389	40,698	-
Gain in value of derivative instruments	-	-	(571)
Changes in operating assets and liabilities:
Accounts receivable	(19,841)	10,427	7,191
Deposits, prepayments and other receivables	(12,931)	(8)	10,909
Due from related companies	(17,381)	21,450	-
Other assets	(1,565)	1,623	(252)
Accounts payable	4,008	(1,468)	(1,107)
Other payables	2,724	(5,754)	4,824
Accrued liabilities	10,438	145	(3,968)
Deferred revenue	1,531	(2,307)	(66)
Due to related companies	618	1,099	(730)

Net cash (used in)/provided by operating activities	(67,598)	(17,642)	15,926

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(17,259)	(15,580)	(4,587)
Acquisition of equity investees	(6,848)	-	-
Acquisition of property, plant and equipment	(29,228)	(8,250)	(5,471)
Acquisition of cost investments	(21,150)	(398)	-
Acquisition of available-for-sale securities	(2,875,048)	(1,932,249)	(660,599)
Acquisition of intangible assets	-	(12,392)	(8,800)
Advances of loans to equity investees	(4,389)	(179)	-
Purchase of promissory note and warrants	-	-	(7,000)
Proceeds from disposal of available-for-sale securities	2,582,685	1,843,943	675,728
Proceeds from disposal of property, plant and equipment	183	138	1,386
Proceeds/(cash disbursements) from share issuance by/disposal of subsidiaries	169,835	982	(652)
Proceeds from disposal of cost investments	970	598	-
Restricted cash	(4,134)	2,860	1,165

Net cash used in investing activities	(204,383)	(120,527)	(8,830)

Cash flows from financing activities:
Issuance of share capital	312,438	279	724
Additional minority interests	217	-	-
Additional bank loans	2,495	117,307	125,278
Repayment of bank loans	-	(2,737)	(116,349)
Purchase of treasury stocks	-	-	(4,416)
Settlement of promissory notes in relation to acquisitions	(8,599)	(3,343)	-

Net cash provided by in financing activities	306,551	111,506	5,237

Net increase/(decrease) in cash and cash equivalents	34,570	(26,663)	12,333
Cash and cash equivalents at beginning of year	12,913	47,483	20,820

Cash and cash equivalents at end of year	47,483	20,820	33,153

F-16

chinadotcom corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars, except number of shares and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2000	2001	2002
Interest paid	954	1,495	2,632

Non-cash activities:
Class A common shares issued for purchases of available-for-sale securities and cost investments	45,359	-	-
Class A common shares issued for acquisitions	39,095	-	-
Class A common shares issued for settlement of other payables	294	4,467	-
Class A common shares issued for settlement of promissory notes	7,492	3,033	-
Stock options issued/allocated for acquisitions	1,212	-	-
Promissory notes issued and other payables incurred in respect of acquisitions	38,643	-	-
Subsidiary’s ordinary shares issued for acquisitions	-	1,410	-
Subsidiary’s ordinary shares issued for purchase of assets	-	221	-
Repurchase of Class A common shares from disposal of an equity investee	-	53	-
Reissuance of treasury stocks for settlement of employee stock ownership plan obligations	-	-	24

The accompanying notes form an integral part of these consolidated financial statements.

F-17

chinadotcom corporation

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands)

	Number of shares	Common shares USD	Additional paid-in capital USD	Treasury stock USD	Comprehensive income USD	Accumulated other comprehensive income USD	Retained earnings (deficit) USD	Total shareholders’ equity (deficit) USD

Balance at January 1, 2000	87,374	22	193,596	-	-	2,203	(31,999)	163,822

Issuance of shares for cash	7,626	2	303,182	-	-	-	-	303,184

Exercise of warrants	800	-	4,000	-	-	-	-	4,000

Exercise of employee stock options	1,526	-	5,254	-	-	-	-	5,254

Issuance of shares for non-cash transactions	4,502	1	94,213	-	-	-	-	94,214

Stock options issued/allocated for acquisitions	-	-	1,212	-	-	-	-	1,212

Stock compensation expenses on options granted	-	-	3,109	-	-	-	-	3,109

Unrealized loss, net of unrealized gains on available-for-sale securities	-	-	-	-	(44,858)	(44,858)	-	(44,858)

Other-than-temporary impairment of available-for-sale securities	-	-	-	-	44,929	44,929	-	44,929

Foreign currency translation adjustments	-	-	-	-	(804)	(804)	-	(804)

Less: reclassification adjustment for gains, net of losses included in net income	-	-	-	-	(2,236)	(2,236)	-	(2,236)

Net loss for the year ended December 31, 2000	-	-	-	-	(59,802)	-	(59,802)	(59,802)

Comprehensive income					(62,771)

Balance at December 31, 2000	101,828	25	604,566	—		(766)	(91,801)	512,024

The accompanying notes form an integral part of these consolidated financial statements.

F-18

chinadotcom corporation

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands)

	Number of shares	Common shares USD	Additional paid-in capital USD	Treasury stock USD	Comprehensive income USD	Accumulated other comprehensive income USD	Retained earnings (deficit) USD	Total shareholders’ equity (deficit) USD

Balance at January 1, 2001	101,828	25	604,566	-	-	(766)	(91,801)	512,024

Exercise of employee stock options	92	-	279	-	-	-	-	279

Issuance of shares for non-cash transactions	795	1	7,499	-	-	-	-	7,500

Redemption and retirement of shares for non-cash transactions	(23)	-	(53)	-	-	-	-	(53)

Stock compensation expenses on options granted	-	-	1,169	-	-	-	-	1,169

Unrealized loss, net of unrealized gains on available-for-sale securities	-	-	-	-	(9,956)	(9,956)	-	(9,956)

Other-than-temporary impairment of available-for-sale securities	-	-	-	-	4,216	4,216	-	4,216

Minority interests’ share of unrealized loss, net of unrealized gains on available-for-sale securities	-	-	-	-	337	337	-	337

Foreign currency translation adjustments	-	-	-	-	(1,199)	(1,199)	-	(1,199)

Less: reclassification adjustment for gains, net of losses included in net income	-	-	-	-	(71)	(71)	-	(71)

Net loss for the year	-	-	-	-	(124,385)	-	(124,385)	(124,385)

					(131,058)

Balance at December 31, 2001	102,692	26	613,460	-		(7,439)	(216,186)	389,861

The accompanying notes form an integral part of these consolidated financial statements.

F-19

chinadotcom corporation

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands)

	Number of shares	Common shares USD	Additional paid-in capital USD	Treasury stock USD	Comprehensive income USD	Accumulated other comprehensive income USD	Retained earnings (deficit) USD	Total shareholders’ equity (deficit) USD

Balance at January 1, 2002	102,692	26	613,460	-	-	(7,439)	(216,186)	389,861

Exercise of employee stock options	296	-	724	-	-	-	-	724

Redemption of shares	-	-	-	(4,416)	-	-	-	(4,416)

Retirement of shares	(1,692)	(1)	(4,153)	4,154	-	-	-	-

Reissuance of treasury stock for non-cash transactions	-	-	-	24	-	-	-	24

Stock compensation expenses on options granted	-	-	309	-	-	-	-	309

Unrealized loss, net of unrealized gains on available-for-sale securities	-	-	-	-	(1,276)	(1,276)	-	(1,276)

Other-than-temporary impairment of available-for-sale securities	-	-	-	-	5,125	5,125	-	5,125

Minority interests’ share of unrealized gain, net of unrealized loss on available-for-sale securities	-	-	-	-	(484)	(484)	-	(484)

Foreign currency translation adjustments	-	-	-	-	661	661	-	661

Less: reclassification adjustment for gains, net of losses included in net income	-	-	-	-	5,403	5,403	-	5,403

Net loss for the year	-	-	-	-	(18,231)	-	(18,231)	(18,231)

					(8,802)

Balance at December 31, 2002	101,296	25	610,340	(238)		1,990	(234,417)	377,700

F-20

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

chinadotcom corporation is an integrated enterprise solutions company offering technology, marketing and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing, and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

The Company was incorporated as China.com Corporation under the laws of the Cayman Islands in June 1997 as a wholly-owned subsidiary of China Internet Corporation Limited (“CIC”), a company incorporated under the laws of Bermuda. In June 1999, CIC distributed its total interest in the Company to CIC’s shareholders (the “Reorganization”). The transaction involved the distribution of a total of 46,975,972 of the Company’s Class A common shares to CIC’s shareholders on a one-for-one basis with respect to each issued and outstanding share of CIC’s capital stock at the time of the distribution. Upon completion of the Reorganization, CIC ceased to have any ownership interest in the Company. As part of such corporate reorganization, CIC transferred certain subsidiaries, portals and related assets, comprising the integrated portal business, which began in early 1996, to the Company. The transfer has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

As of each of December 13, 1999 and May 8, 2000, the Company effected a two-for-one share split (“Share Split”). Upon the occurrence of each of these share splits, each issued and outstanding Class A common share of the Company was split into two Class A common shares of half the previous par value per share. The consolidated financial statements have been prepared as if the Share Split had occurred retroactively.

In March 2000, hongkong.com Corporation (“hongkong.com”), a wholly-owned e-business solutions and advertising services provider, was listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited and 736,000,000 shares of hongkong.com were issued at USD0.24 per share for a net proceed of USD168,462. As a result, the Company’s shareholding in hongkong.com was diluted to 82%. No deferred tax has been provided for the gain as the future disposal of shares in hongkong.com by the Company will not be taxable in any jurisdiction.

Pursuant to a shareholders’ special resolution passed on April 28, 2000, the name of the Company was changed from China.com Corporation to chinadotcom corporation.

In 2001, hongkong.com issued 5,351,473 shares at USD0.0409 per share amounting to USD219 for the acquisition of property, plant and equipment of Powernet Technology Inc. and 30,207,269 shares at USD0.04635 per share amounting to USD1,400 for the acquisition of Beijing China-Railway Times Science and Technology Company Ltd. As a result, the Company’s shareholding in hongkong.com was diluted from 82% to 81%. No deferred tax credit was recognized for the loss as the future disposal of shares in hongkong.com by the Company will not be taxable in any jurisdiction.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

2.	BUSINESS COMBINATIONS

On February 28, 2002, the Company acquired a 51% equity interest in OpusOne Technologies International Inc. (“OpusOne”) through the purchase of outstanding and newly issued common shares of OpusOne. The results of OpusOne’s operations have been included in the consolidated financial statements since the date of acquisition. OpusOne is a developer of business software solutions in the People’s Republic of China (the “PRC”). As a result of the acquisition, the Company is expected to complement and serve to further expand the Company’s portfolio of proprietary software solutions in the PRC market, and is expected to reduce costs and improve operational profitability through economies of scale.

The aggregate initial purchase price was USD8,950 cash for 368,100 issued and outstanding and 300,000 newly issued common shares of OpusOne. The Company paid USD4,488 cash on the date of acquisition. The remaining purchase price will be paid in three yearly installment payments after December 31, 2002 and will be adjusted based on the audited financial statements of OpusOne for each of the fiscal years ending December 31, 2002, 2003 and 2004. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At February 28, 2002
USD

Current assets	1,850
Property, plant and equipment, net	297
Intangible assets subject to amortization (3 year useful life):
Software applications and programs	720
Other assets	821
Goodwill	4,764

Total assets acquired	8,452

Current liabilities	(3,532)
Long-term debt	(432)

Total liabilities assumed	(3,964)

Net assets acquired	4,488

The USD4,764 of goodwill was assigned to the sale of IT product segment. The following unaudited pro forma consolidated financial information reflects the results of the operation of the Company for the years ended December 31, 2001 and 2002, as if the acquisition of the subsidiary had occurred on January 1, 2001. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 2001, and may not be indicative of future operating results.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

2.	BUSINESS COMBINATIONS (continued)

	December 31, 2001 USD (unaudited)	December 31, 2002 USD (unaudited)
Revenue	69,003	60,398
Net loss	(129,217)	(18,045)
Loss per share	(1.26)	(0.18)

The difference in pro forma and audited net loss for the year ended December 31, 2001 is primarily due to the inclusion of the results of operations from the beginning to the end of the year, net of the impairment of goodwill and the effect of additional amortization of goodwill and purchased intangible assets in the years ended December 31, 2001. The difference in pro forma and audited net loss for the year ended December 31, 2002 is primarily due to the inclusion of the results of operations from the beginning of the year to the date of acquisition, net of the additional amortization of purchased intangible assets in the year ended December 31, 2002.

3.	CHANGES IN PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

Due to the discontinued operation of certain components of the Company, certain comparative amounts have been reclassified to conform with the current year’s presentation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, after elimination of all material inter-company accounts, transactions and profits.

(b)	Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c)	Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Except for the restricted cash disclosed in note 5, none of the Company’s cash is restricted as to withdrawal or use.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Property, plant and equipment and depreciation

Leasehold improvements, furniture and fixtures, office equipment, computer equipment and motor vehicles are stated at cost less accumulated depreciation. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation of leasehold improvements, furniture and fixtures, office equipment, computer equipment and motor vehicles is computed using the straight-line method over the assets’ estimated useful life. No depreciation is provided on freehold land. The principal annual rates used are as follows:

Buildings	4%
Leasehold improvements	Over the lesser of the lease term or the useful life
Furniture and fixtures	20%
Office equipment	20%
Computer equipment	33 1/3%
Motor vehicles	33 1/3%

(e)	Goodwill and intangible assets

Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired businesses. Effective January 1, 2002, the Company adopted SFAS 142, Goodwill and Other Intangible Assets. In accordance with SFAS 142, the Company ceased amortizing goodwill and performed a transitional test of its goodwill as of January 1, 2002. SFAS 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company’s reporting units with the reporting unit’s carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, the Company would then recognize an impairment loss. Prior to January 1, 2002, goodwill was amortized to expense on a straight-line basis over a period of two to five years. The carrying value of goodwill was reviewed for possible impairment whenever events or changes in circumstances indicated that an impairment might exist.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Goodwill and intangible assets (continued)

Intangible assets represent trademarks, service marks, Uniform Resource Locators (“URL”), software applications and programs, and customer database. Intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated economic lives of the respective assets. The Company has certain trademarks, service marks and domain names registered in the United States Patent and Trademark Office and other jurisdictions. The Company believes the service marks and domain names are of material importance to the Company’s business and have an estimated useful life of twenty years. Accordingly, these trademarks, service marks and domain names are amortized on a straight-line basis over a period of twenty years. The Company purchased certain software programs and customer database from acquisition of entities. The Company considers the software applications and customer database will generate revenue for the Company for 3 years. Accordingly, these software applications and programs and customer database are amortized on a straight-line basis over a period of three years. Annually, the Company reviews and adjusts the carrying value of purchased intangible assets if the facts and circumstances suggest purchased intangible assets may be impaired. If this review indicates purchased intangible assets may not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying value of intangible assets will be reduced by the estimated shortfall in discounted cash flows.

(f)	Investment

Debt and marketable equity investments which represent available-for-sale securities are stated at fair value. Unrealized holding gain or loss, net of tax, on available-for-sale securities is included in a separate component of shareholders’ equity. Realized gains and losses and decline in value judged to be other-than-temporary on available-for-sale securities are included in gain/loss on disposal of available-for-sale securities and impairment of available-for-sale securities, respectively. The cost of securities sold is based on the first-in, first-out method. Interest and dividends on securities classified as available-for-sale are included in interest income and other income, respectively.

All other investments, for which the Company does not have the ability to exercise significant influence and there is not a readily determinable market value, are accounted for under the cost method of accounting. Dividends and other distributions of earnings from investees, if any, are included in income when declared. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting and decline in value is included in impairment of cost investments.

(g)	Investments in equity investees

The Company’s investments in equity investees for which its ownership exceeds 20%, but which are not majority-owned, are accounted for using the equity method. Under the equity method, the Company’s proportionate share of each equity investee’s net income or loss and amortization of the Company’s net excess investment over its equity in each equity investee’s net assets is included in “share of losses in equity investees”. Amortization is recorded on a straight-line basis over the estimated useful life of three years.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Foreign currency translation

Foreign currency transactions are translated at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the income statement.

The functional currency of the Company is the Hong Kong Dollar. The functional currency of the Company’s subsidiaries in the locations outside Hong Kong are the respective local currencies. The financial statements of the Company’s subsidiaries have been translated into United States dollars in accordance with SFAS 52, Foreign Currency Translation. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the exchange rates in effect during the year.

(i)	Advertising expenses

Advertising expenses, net of reimbursements, are charged to the consolidated statement of operations when incurred.

(j)	Shipping and handling

Costs related to shipping and handling are included in cost of sales for all periods presented.

(k)	Revenue recognition

The Company generates its revenues from three primary sources: e-business solutions, advertising and sales of information technology products. In addition, the Company generates revenue from the provision of software licenses, professional services and application of management services.

e-business solutions service fees are derived from services provided for the design and development of Internet Web sites, system integration and monthly maintenance and hosting of computer-based information. A substantial percentage of Web design and development engagements are short-term projects billed on a fixed-price basis. e-business solutions service fees are recognized when services are provided. Professional services and other revenues include revenues from consulting services, training, and post-contract support. Revenues from customer training and education are recognized at the date the services are performed. Revenue from post-contract support, that is, unspecified upgrades and telephone supports, is recognized ratably over the period the support is provided.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Revenue recognition (continued)

Advertising service fees are derived from the online sales of banner advertisements, direct mailing and sponsorships in which the Company delivers advertising for a fixed fee on the Company’s Web sites and advertising affiliates, which comprises third-party Web sites and offline advertising campaigns. Online advertising revenue is derived principally from short-term advertising contracts in which the Company may guarantee a minimum number of impressions to advertisers over a specific period of time for a fixed fee. Revenues from online banner advertising are recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight-line basis over the term of contract, and collection of resulting receivable is reasonably assured. Advertising service fees from direct mailing are derived from advertisement sent to electronic mail users registered with the Company and are recognized when each advertisement is sent. Offline advertising revenue is derived principally from fees for services and production of advertisements. Revenue is realized when the service is performed, in accordance with the terms of the contractual arrangement, and collection is reasonably assured.

Certain subsidiaries of the Company act as an advertising agent for their customers and the related revenues are recorded net in the Consolidated Statement of Operations.

The Company pays affiliated Web sites a percentage of advertising revenue, ranging from 50% to 85%, in exchange for providing advertising space to the Company’s network. The Company becomes obligated to make payments to such advertising affiliates in the period the advertising is delivered. Such expenses are classified as cost of revenues in the consolidated statements of operations.

Sale of IT products revenue is derived principally from the distribution of computer hardware and software products. Revenue is recognized when the title to the products and risk of ownership are transferred to customers, which occurs principally upon delivery to the customer. In instances where the license agreements provide for ongoing post-contract support, rights to upgrades and updates as provided by the Company and the service deliverable cannot be separated from the software license deliverable, revenue from software licenses is recognized ratably over the period of the application management services agreement. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period in which the related sales are recorded.

(l)	Deferred revenue

Deferred revenue represents cash received or receivable for e-business solutions and advertising services in advance of services being rendered.

(m)	Income taxes

Income taxes, if any, are determined under the liability method as required by SFAS No. 109, Accounting for Income Taxes.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Stock compensation expenses

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation. Under APB 25, compensation cost is recognized over the vesting period based on the difference, if any, on the date of grant between the fair value of the Company’s stock and the amount an employee must pay to acquire the stock. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company’s net income would have been reduced as indicated below:

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD
Net loss:
As reported	(59,802)	(124,385)	(18,231)
Pro forma	(102,243)	(152,783)	(33,846)
Net loss per share:
As reported	(0.61)	(1.21)	(0.18)
Pro forma	(1.04)	(1.49)	(0.33)

(o)	Earnings per share

The Company computes earnings per share in accordance with SFAS 128, Earnings per Share. Under the provisions of SFAS 128, basic net income or loss per share is computed by dividing the net income or loss available to common shareholders for the period by the weighted average number of common shares outstanding during the year. Diluted net income or loss per share is computed by dividing the net income or loss for the year by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options, are included in diluted net income or loss per share to the extent such shares are dilutive.

Loss per share has been provided for all years assuming that all shares issued as part of the Reorganization had been outstanding for all years.

(p)	Repurchase agreements

Debt securities sold under agreements to repurchase are classified as secured borrowings. Agreements with the third party specify the third parties’ rights to request additional collateral. Both parties monitor the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and may request a cash transfer at least equal to that net exposure as necessary.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Gain on issuances of stock by subsidiaries

At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company’s net investment in that subsidiary increases. If at that time, the subsidiary is not a newly-formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there question as to the subsidiary’s ability to continue in existence, the Company records the increase as a non-operating gain in the Consolidated Statements of Operations. Otherwise, the increase is reflected in “effect of subsidiaries’ equity transactions” in the Company’s Consolidated Statements of Stockholders’ Equity.

(r)	Derivative instruments

SFAS 133, Accounting for Derivative Instruments and Hedging Activities, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in the income statement or in shareholders’ equity as a component of other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in income. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

(s)	Impact of recently issued accounting standards

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other provisions, SFAS 145 rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt. Accordingly, gains or losses from extinguishment of debt shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of Accounting Principles Board (“APB”) Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Gains or losses from extinguishment of debt that do not meet the criteria of APB 30 should be reclassified to income from continuing operations in all prior periods presented. The Company adopted SFAS 145 effective January 1, 2002 and expects the adoption to have no material effect on its results of operations and financial condition.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Impact of recently issued accounting standards (continued)

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for the Company in 2002. The Company does not expect SFAS 148 to have a material effect on its results of operations or financial condition.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of EITF 00-21 will have on its results of operations and financial condition.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a roll-forward of the entity’s product warranty liabilities. The Company does not expect the adoption of FIN 45 will have an impact on its consolidated financial position and results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

5.	RESTRICTED CASH

At December 31, 2001 and 2002, cash of USD1,274 and USD109, respectively, were pledged for bank facilities.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

6.	ACCOUNTS RECEIVABLE

	December 31, 2001 USD	December 31, 2002 USD

Accounts receivable:
Amounts billed	25,302	17,648
Unbilled	2,310	1,521

	27,612	19,169
Allowance for doubtful accounts	(6,538)	(4,139)

Net	21,074	15,030

Allowance for doubtful accounts:
Balance at beginning of year	3,488	6,538
Additions	3,050	4,296
Write-offs net of recoveries	-	(6,695)

Balance at end of year	6,538	4,139

Unbilled receivable of USD2,310 and USD1,521 in 2001 and 2002, respectively, represented recognized sales value of performance relating to e-business solutions services and these amounts had not been billed and were not billable to the customers at the date of the balance sheet. The balances will be billed upon the fulfillment of certain conditions agreed between the parties.

7.	AVAILABLE-FOR-SALE DEBT SECURITIES

	December 31, 2001 USD	December 31, 2002 USD

Debt obligations issued by corporations and federally supervised private companies:
Amortized cost	487,606	467,842
Gross unrealized gain/(loss)	(5,666)	3,337

Estimated fair value	481,940	471,179
Restricted debt securities pledged for bank facilities	(134,960)	(151,123)

Non-restricted	346,980	320,056

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

7.	AVAILABLE-FOR-SALE DEBT SECURITIES (continued)

Non-restricted available-for-sale debt securities consist of:

	December 31, 2001 USD	December 31, 2002 USD

Current	329,952	300,056
Non-current	17,028	20,000

	346,980	320,056

All debt securities held by the Company have maturity terms ranging from one to over ten years. At December 31, 2002, all the debt securities were carried at market value and temporary unrealized gains and losses at December 31, 2002 were reported in other comprehensive income.

Included in debt securities owned as of December 31, 2002 were corporate debt securities with a market value of USD151,123 (2001: USD134,960) which were segregated and secured in accordance with the Global Master Repurchase Agreement and the Total Return Swap Transaction Agreement detailed in note 13.

8.	DUE FROM/(TO) RELATED COMPANIES

The amounts due to related companies as of December 31, 2001 and 2002, were unsecured and interest-free.

9.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2001 USD	December 31, 2002 USD

Freehold land	1,262	1,262
Buildings	1,262	1,262
Leasehold improvements	3,306	2,579
Furniture and fixtures	2,385	2,531
Office equipment	2,031	2,142
Computer equipment	33,297	29,408
Motor vehicles	478	488

	44,021	39,672
Less: Accumulated depreciation	(22,733)	(30,297)

	21,288	9,375

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

10.	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	e-business Solutions USD	Advertising USD	Sale of IT products USD	Total USD

Balance as of January 1, 2002	233	4,596	1,601	6,430
Goodwill acquired during the year	233	1,295	5,044	6,572
Less: Goodwill written off related to sale of business units	(25)	(783)	(178)	(986)
Less: Impairment of goodwill	-	-	-	-

Balance as of December 31, 2002	441	5,108	6,467	12,016

Due to the adoption of SFAS 142 on January 1, 2002, the Company ceased amortizing goodwill. Had SFAS 142 been in effect during the years ended December 31, 2001, and 2000, the Company would not have recorded goodwill amortization expenses of USD15,323 and USD29,690, respectively. The following table summarizes net loss adjusted to exclude goodwill amortization expenses that is no longer subject to amortization:

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD

Reported net loss	(59,802)	(124,385)	(18,231)
Goodwill amortization	29,690	15,323	-

Adjusted net loss	(30,112)	(109,062)	(18,231)

Net loss per share	(0.31)	(1.06)	(0.18)

The goodwill represents the excess consideration paid for the purchase of subsidiaries over the fair values of the net assets acquired on the date of acquisition adjusted for contingent consideration paid, if any.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

11.	INTANGIBLE ASSETS

The following table summarizes the Company’s amortized intangible assets, net, as of December 31:

	2001			2002
	Gross carrying amount USD	Accumulated amortization USD	Net USD	Gross carrying amount USD	Accumulated amortization USD	Net USD

Trademarks, service marks and URLs	17,092	-	17,092	17,092	(885)	16,207
Software applications and programs	-	-	-	720	(200)	520
Customer database	-	-	-	351	(98)	253

	17,092	-	17,092	18,163	(1,183)	16,980

For the year ended December 31, 2002, the Company recognized USD1,183 amortization expense. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows:

Year ended December 31:
USD

2003	1,245
2004	1,245
2005	908
2006	840
2007	840

12.	AVAILABLE-FOR-SALE EQUITY SECURITIES

	December 31, 2001 USD	December 31, 2002 USD

Cost	3,894	1,875
Impairment of equity securities included in earnings	(1,756)	—
Gross unrealized gain/(loss)	(74)	175

Market value	2,064	2,050

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

13.	CREDIT ARRANGEMENTS

Under line of credit arrangements with three banks, including the Global Master Repurchase Agreement (the “Repurchase Agreement”) and the Total Return Swap Transaction Agreement (the “Swap Agreement”) as described below, the Company may borrow up to USD389,176 on such terms as the Company and the banks mutually agree upon. Except for bank loans of USD115,799 due in 2003 and USD11,585 due in 2004 through 2011, these arrangements do not have termination dates but are reviewed annually for renewal. At December 31, 2002, the unused portion of the credit lines was USD261,792.

The Company has entered into the Repurchase Agreement with a bank pursuant to which the Company sold certain debt securities to the bank at a discounted price (the “Purchase Price”) and the bank agreed to sell back to the Company at the Purchase Price at a later date (the “Repurchase Date”). Either party with a net exposure from the transaction arising from the fluctuations in the market value of the securities or other means may request the other party to make a cash or acceptable debt securities transfer at least equal to that net exposure. During the period between the date that the Company sold the debt securities to the bank (the “Purchase Date”) and the Repurchase Date, the bank shall pay to the Company any income in respect of the debt securities and the Company shall pay to the bank an interest calculated at the Purchase Price at LIBOR plus 0.23% per annum and the number of days between the Purchase Date and the Repurchase Date. At December 31, 2002, the repurchase transactions entered into only allowed the buyer to request the seller to make a cash or acceptable debt securities transfer at least equal to the net exposure.

The Company has entered into the Swap Agreement with another bank pursuant to which the Company transferred securities and financial instruments to the bank in exchange for cash and concurrently the Company agreed to reacquire the securities and financial instruments at a future date for an amount equal to the cash exchanged and an interest factor. The Swap Agreement permitted the Company to elect for net cash settlement upon termination of the total return swap transaction. During the period between the Purchase Date and the Repurchase Date of three calendar years, the bank would pay to the Company any income in respect of the securities transferred and the Company would in return pay to the bank a price differential calculated by the Purchase Price multiply by LIBOR plus 0.35% per annum and the number of days between the Purchase Date and the Repurchase Date.

In connection with these credit lines, the Company maintained compensating balances of USD109 in cash, and pledged debt securities and land and buildings with a net book value at December 31, 2002 of USD151,123 and USD2,524, respectively.

The weighted average interest rate on short-term borrowings as of December 31, 2001 and 2002 was 2.2% and 2.1%, respectively.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

14.	LONG-TERM BANK LOANS

Long-term bank loans consisted of the following:

	December 31, 2001 USD	December 31 2002 USD

LIBOR + 1.75% mortgage loan through 2011	818	831
4.1% mortgage loan through 2011	817	830
LIBOR + 0.35% total return swap transaction loan through 2005	-	10,073

	1,635	11,734
Less: Current portion	(131)	(149)

	1,504	11,585

Maturities of long-term debt for the five years succeeding December 31, 2002 are USD149 in 2003, USD163 in 2004, USD10,249 in 2005, USD189 in 2006, USD204 in 2007 and USD780 thereafter.

The above mortgage loans will be repaid by installments with the last payment due in 2011. Freehold land and buildings with a carrying amount of USD2,524 at December 31, 2001 and 2002 are pledged as collateral to secure these loans.

The above total return swap transaction loan is due in 2005. Debt securities with a fair value of USD11,868 at December 31, 2002 are pledged as collateral to secure the loan.

The weighted average interest rate on long-term bank loans as of December 31, 2001 and 2002 was 4.1% and 2.1%, respectively.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

15.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of other comprehensive income are as follows:

	Unrealized appreciation of available- for-sale securities USD	Foreign currency translation adjustments USD	Accumulated other comprehensive income USD

Balance at December 31, 1999	2,236	(33)	2,203

Unrealized loss, net of unrealized gain of available-for-sale securities	(44,858)	-	(44,858)
Other-than-temporary impairment of available- for-sale securities	44,929	-	44,929
Foreign currency translation adjustments	-	(804)	(804)
Less: reclassification adjustment for gains, net of losses included in net income	(2,236)	-	(2,236)

Balance at December 31, 2000	71	(837)	(766)

Unrealized loss, net of unrealized gain of available-for-sale securities	(9,956)	-	(9,956)
Other-than-temporary impairment of available- for-sale securities	4,216	-	4,216
Minority interests’ share of unrealized loss, net of unrealized gains of available- for-sale securities	337	-	337
Foreign currency translation adjustments	-	(1,199)	(1,199)
Less: reclassification adjustment for gains, net of losses included in net income	(71)	-	(71)

Balance at December 31, 2001	(5,403)	(2,036)	(7,439)

Unrealized loss, net of unrealized gain of available-for-sale securities	(1,276)	-	(1,276)
Other-than-temporary impairment of available- for-sale securities	5,125	-	5,125
Minority interests’ share of unrealized gain, net of unrealized loss of available- for-sale securities	(484)	-	(484)
Foreign currency translation adjustments	-	661	661
Less: reclassification adjustment for gains, net of losses included in net income	5,403	-	5,403

Balance at December 31, 2002	3,365	(1,375)	1,990

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

16.	SUPPLEMENTARY OPERATIONS STATEMENT INFORMATION

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD

The Company incurred the following expenses:

Rental expenses	6,974	8,100	4,198
Advertising expenses	19,647	9,110	930
Defined contribution retirement plans expenses	58	475	1,423

17.	RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties during the year:

  (a)      24/7 Real Media, Inc.

Pursuant to the License and Software Agreement (the “Agreement”) entered into by the Company and 24/7 Real Media, Inc. (formerly known as 24/7 Media, Inc. and hereafter referred to as “24/7”), which was a shareholder of the Company as of December 31, 2001 and 2002, on October 23, 1998, 24/7 granted to the Company a non-exclusive license to use certain 24/7 software products to serve advertisements on the Internet and an exclusive license to use the “24/7 Media” trademark in the Asian market.

Under the terms of the agreement with 24/7, the Company was obligated to pay to 24/7 10% of the Company’s net revenues generated from advertisements on the Company’s advertising network. Net revenue included all revenue generated from advertising sales, net of commissions retained or paid to advertising agencies, and service fees paid to advertising affiliates or the Company’s Web sites. Services fees paid to the Company’s Web sites, exclusive of the Company’s www.cww.com portal, was set at 70% of advertising sales while service fees to the advertising affiliates, including the Company’s www.cww.com portal, ranged from 30% to 50% of advertising sales. During the year ended December 31, 2001 and December 31, 2002, payments made under the Agreement amounted to USD800 and nil, respectively.

Where U.S. based advertisements were sold on the Company’s advertising network by 24/7, 24/7 was obligated to pay 70% of the sales revenue, net of commissions retained or paid to advertising agencies, to the Company. 24/7 served as the Company’s exclusive agent for the sale of U.S. based advertisements on the Company’s advertising network.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

17.	RELATED PARTY TRANSACTIONS (continued)

(a)     24/7 Real Media, Inc. (continued)

Where Asian-based advertisements were sold on 24/7 U.S. network of advertising affiliates, the Company would pay 70% of such sales revenue, net of commissions retained or paid to advertising agencies, to 24/7. The Company served as 24/7 Media Asia’s exclusive agent for the sale of Asian-based advertisements on 24/7 U.S. network of advertising affiliates.

In August 2000, the Agreement was superceded by the 24/7 Media-Asia Agreement and supplemental related agreements (collectively, the “Media Asia Agreement”). In October 2000, as part of the Media Asia Agreement, the Company sold 19.9% of its shares in 24/7 Media Asia Limited, a then wholly-owned subsidiary, to 24/7 in exchange for 2,500,000 shares of common stock of 24/7 valued at USD4.3125 per share, resulting in a net gain of USD10,417.

In June 2001, the Company gave notice of termination of the Media Asia Agreement to 24/7, which notice was effective September 2001.

In June 2001, the Company demanded from 24/7 Media Asia Limited the repayment of a portion of loans that the Company had extended to 24/7 Media Asia Limited. In January 2002, 24/7 Media Asia Limited completed a rights issue whereby it issued and allotted additional equity shares to all shareholders participating in the rights issue as a means to settle the loan demand. While the Company participated in this rights issue, 24/7 chose not to participate in this rights issue and therefore, 24/7’s interest in 24/7 Media Asia Limited was effectively diluted. The Company’s interest in 24/7 Media Asia Limited increased to approximately 98% while 24/7’s interest declined to under 2%.

(b)     Equity investees

The Company derived e-business Solutions revenues from the following equity investees of the Company:

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD

The Bigstore Asia.com Limited	250	-	-
LJ Digital Inc.	802	-	-
Sportasia Media Limited	859	60	-

	1,911	60	-

In November 2001, the Company acquired the Uniform Resource Locator (the “URL”) of “www.sportasia.com” from Sportasia Media Limited for a consideration of USD39.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

17.	RELATED PARTY TRANSACTIONS (continued)

(c)     CIC

In June 1999, the Company entered into a Support Services Agreement with CIC, which has certain common directors and shareholders with the Company, under which the Company agreed to provide CIC with the services required for operating the local America Online, Inc. (“AOL”) Hong Kong online services for a fee equal to the cost of providing such services to CIC plus 10% and operating the local Netscape guide and search development services. In April 2000, the Company signed an Amended and Restated Support Services Agreement with CIC which increased the markup of the provision of e-business solutions and advertising services, while the markup of the provision of personnel services remained at 10%. For the year ended December 31, 2000, the Company derived total revenue of USD19,880 from CIC.

Since January 1, 2001, the Company did not recognize any revenue incurred from the provision of e-business solutions and advertising services in connection with the Amended and Restated Support Services Agreement due to the uncertainty of the collectibility of the receivable from CIC. USD5,425 incurred in connection with the provision of these services was recorded under selling, general and administrative expenses in 2001. In September 2001, the Company agreed to CIC’s request to waive the legal rights with respect to up to USD7,730 owed to the Company from CIC.

In October 2001, the Company entered into an Asset Purchase Agreement with CIC to acquire the URLs of “www.china.com”, “www.hongkong.com” and “www.taiwan.com”, and all intellectual property and other proprietary rights in connection with the URLs for a cash consideration of USD16,800. The purchase price of the URLs was determined by reference to valuations performed by independent appraisers and negotiation with CIC.

(d)     Golden Tripod Limited

For the years ended December 31, 2000, 2001 and 2002, the Company paid management fees of USD439, USD261 and USD293, respectively, to a shareholder, Golden Tripod Limited, for the provision of general management services to the Company.

(e)     Asia Pacific Online Limited

For the years ended December 31, 2000, 2001 and 2002 the Company reimbursed USD120 per year, to Asia Pacific Online Limited (“APOL”), a shareholder of the Company that has common directors with the Company, for expenses incurred for the provision of general management services to the Company.

In January 2002, the Company has entered into a new services agreement with APOL. Under this agreement, the Company agreed to provide an annual management fee of USD0.001 and to reimburse for expenses incurred for the provision of general management services rendered to the Company up to USD270 annually.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

17.	RELATED PARTY TRANSACTIONS (continued)

(f)     New World Infrastructure

In October 2000, the Company entered into an agreement to acquire a majority interest in Wealth Corporation Ltd., a company that indirectly owned www.chinaholiday.com, a PRC travel b2b portal, from its shareholders. The selling shareholders included New World Infrastructure, a shareholder of the Company, who received 99,180 of the Company’s Class A common shares as consideration for its shares.

In November 2002, the Company entered into an amendment agreement and share repurchase agreement with the other shareholders of Wealth Corporation Ltd. whereby the Company reduced its stake in Wealth Corporation Ltd. to 19.9% for a payment from the other shareholders of US$1,044,589. The purchasing shareholders included New World Infrastructure.

(g)     AOL Time Warner Inc.

During 2001, the Company paid advertising fees totaling USD3,500 to AOL Time Warner Inc., a shareholder of the Company, for the provision of Internet advertising services to the Company. In addition, the Company paid AOL Time Warner Inc. USD3,700 for computer software from PurchasePro.com, Inc., a strategic alliance partner of AOL Time Warner Inc.

18.	INCOME TAXES

Under the current laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains, and no Cayman Islands withholding tax is imposed upon payments of dividends by the Company to its shareholders.

The subsidiaries in all geographical regions are governed by the respective local income tax laws with statutory tax rates ranging from 0% to 35%. No deferred tax expenses for operations in all geographical locations were recognized in any periods.

Pre-tax loss from operations for the years ended December 31, 2000, 2001 and 2002 was taxed in the following jurisdictions:

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD

Loss from continuing operations:
United States (“US”)	(1,746)	(3,932)	(1,074)
Non-US	(56,564)	(118,093)	(11,374)

	(58,310)	(122,025)	(12,448)
Loss from discontinued operations:
Non-US	(1,405)	(6,009)	(7,204)

Pre-tax loss	(59,715)	(128,034)	(19,652)

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

18.	INCOME TAXES (continued)

Significant components of the provision for income taxes are as follows:

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD

Current:
Tax expense allocated to net income from continuing operations:
US	156	-	-
Non-US	526	148	160

	682	148	160
Tax expense/(benefit) allocated to discontinued operations:
Non-US	(42)	213	-

Total current	640	361	160

Deferred:
US	-	-	-
Non-US	-	-	-

Total deferred	-	-	-

	640	361	160

Deferred tax liabilities and assets are comprised of the following:

	December 31, 2001 USD	December 31, 2002 USD

Deferred tax liabilities:
Accelerated depreciation allowances	(686)	(193)

Deferred tax assets:
Net operating loss carryforwards (net of USD2,297 expired or disposed of during the year) (2001: USD2,119)	34,893	34,484
Others	3,979	5,213

Total deferred tax assets	38,872	39,697
Valuation allowance for deferred tax assets	(38,186)	(39,504)

Net deferred tax assets	686	193

Net deferred tax liabilities	-	-

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

18.	INCOME TAXES (continued)

The reconciliation of income taxes computed at the statutory tax rates to the effective income tax provision recorded is as follows:

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD

Income tax benefit computed at the respective statutory rates	(10,979)	(18,700)	(3,793)
Change in tax rates	—	—	425
Non-deductible items	1,157	2,391	221
Non-taxable items	(3,922)	(3,378)	(308)
Benefit from operating losses not recorded	14,384	20,048	3,615

Total income taxes	640	361	160

Due to its history of losses, the Company does not believe that sufficient objective, positive evidence currently exists to conclude that the recoverability of its net deferred tax assets is more likely than not. Consequently, the Company has provided a valuation allowance covering 100% of its net deferred tax assets.

At December 31, 2002, the Company had net operating loss carryforwards of approximately USD132,200 for income tax purposes that expire in years 2003 to indefinite.

19.	BASIC AND DILUTED LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD

Numerator for basic and diluted loss per share:
Loss from continuing operations	(58,439)	(118,163)	(11,572)
Loss from discontinued operations, net of gain on disposal	(1,363)	(6,222)	(6,659)

Loss attributable to common shareholders	(59,802)	(124,385)	(18,231)

	Number	Number	Number

Denominator for basic and diluted loss per share:
Weighted average number of shares after adjusting for the Share Splits	98,091,541	102,589,760	102,269,735

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

19.	BASIC AND DILUTED LOSS PER SHARE (continued)

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD

Basic and diluted loss per share:
Loss from continuing operations	(0.60)	(1.15)	(0.11)
Loss from discontinued operations	(0.01)	(0.06)	(0.07)

Loss attributable to common shareholders	(0.61)	(1.21)	(0.18)

The computation of diluted loss per share did not assume the conversion of the stock options and the warrants of the Company during the year because their inclusion would have been antidilutive.

20.	DISCONTINUED OPERATIONS

During the year ended December 31, 2002, the Company discontinued the operations of certain subsidiaries in the e-business Solutions and the Advertising segments. With the adoption of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the operating results of the discontinued operating units were classified as loss from operations of discontinued subsidiaries on the consolidated statements of operations.

From August to December 2002, liquidators were appointed to oversee the dissolution of the discontinued subsidiaries. The combined assets and liabilities of the discontinued subsidiaries on the respective dates of liquidation were USD2,019 and USD2,564, respectively, resulting in a net gain on disposal of USD545, which was included in the gain on disposal of discontinued subsidiaries for the year ended December 31, 2002.

Net loss of the subsidiaries classified as discontinued operations for the year ended December 2000, 2001 and 2002 were USD1,363, USD6,222 and USD7,204, respectively. Revenue of the discontinued operations for the year ended December 2000, 2001 and 2002 were USD11,571, USD11,061 and USD4,044, respectively. Pretax loss reported in discontinued operations for the year ended December 2000, 2001 and 2002 were 1,405, USD6,009 and USD7,204, respectively.

21.	FINANCIAL INSTRUMENTS

The carrying amount of the Company’s cash and cash equivalents approximates their fair values because of the short maturity of those instruments. The carrying value of receivables, payables and short-term debt approximates their market values based on their short-term maturities. The total fair values of the equity securities in listed companies as of December 31, 2001 and 2002 were USD2,064 and USD2,050, respectively based on the market values of publicly traded shares as of December 31, 2001 and 2002. The total fair values of the debt securities as of December 31, 2001 and 2002 were USD481,940 and USD471,179, respectively based on the market values of publicly traded debt securities as of December 31, 2001 and 2002. The fair value of related party receivable and payable cannot be determined due to the related party nature of the accounts.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

21.	FINANCIAL INSTRUMENTS (continued)

In October 2002, the Company entered into a promissory note and warrant purchase agreement with Sagent Technology Inc. (“Sagent”), a NASDAQ listed company, whereby the Company paid USD7,000 cash to Sagent for a promissory note and for 8,000,000 warrants to purchase Sagent’s common shares for investment purposes. The fair value of the promissory note and the warrants as of December 31, 2002 were USD5,325 and USD2,320, respectively. These amounts are recorded in other assets on the consolidated balance sheets. The Company recognized a USD571 gain in value of the warrants in other non-operating gains on the consolidated statements of operations for the year ended December 31, 2002. The Company determined the estimated fair value amounts by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

22.	CONCENTRATION OF RISKS

Concentration of credit risk:

The Company is engaged in the provision of e-business solutions, including Web site development, hosting and maintenance, advertising and sale of IT products to businesses in Hong Kong, Australia, Japan, Korea, the People’s Republic of China (the “PRC”), Singapore, the Republic of China, the United Kingdom and the United States. The Company generally does not require collateral for accounts receivable.

The Company maintains cash and cash equivalents with various financial institutions in Hong Kong, Australia, Japan, Korea, the PRC, Singapore, the Republic of China, the United Kingdom and the United States. The Company’s policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy.

Concentration of business risk:

Revenue has been derived from a number of clients that use the Company’s services. The top 10 customers accounted for 30%, 9% and 14% of the revenue for the years ended December 31, 2000, 2001 and 2002, respectively. 16%, nil and nil of the revenue were attributable to CIC for the years ended December 31, 2000, 2001 and 2002, respectively.

Current vulnerability due to certain concentrations:

The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for the past 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

22.	CONCENTRATION OF RISKS (continued)

The PRC has recently enacted new laws and regulations governing Internet access and the provision of online business, economic and financial information. Current or proposed laws aimed at limiting the use of online services to transmit certain materials could, depending upon their interpretation and application, result in significant potential liability to the Company, as well as additional costs and technological challenges in order to comply with any statutory or regulatory requirements imposed by such legislation. Additional legislation and regulations that may be enacted by the PRC government could have an adverse effect on the Company’s business, financial condition and results of operations.

Some of the Company’s business is transacted in Renminbi (“RMB”), which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the Bank of China. Approval of foreign currency payments by the Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

23.	SHARE CAPITAL

Pursuant to the Articles of Association of the Company, each Class A common share is entitled to one vote on all matters upon which the Class A common share is entitled to vote. The Board of Directors has the authority, without further action by the shareholders, to issue up to five million preferred shares in one or more series and to fix the designations, powers preference, privileges and relative participatory, optional or special rights and the qualifications, limitation or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of common shares. No preferred shares have been issued.

On January 20, 2000, the Company completed its secondary offering of 6,975,000 Class A common shares at an offering price of USD42.5 per share. In January 2000, the underwriters exercised their over-allotment options and purchased an additional 651,000 shares at the offering price of USD42.5 per share. The net proceeds from the secondary offering to the Company were approximately USD303,844.

On July 26, 2000, Lehman Brothers Inc. fully exercised its warrants to purchase 800,000 Class A common shares at an exercise price of USD5 per share of the Company.

During the year ended December 31, 2000, 1,525,757 Class A common shares were issued at prices ranging from USD1.25 to USD11.9688 from the exercise of stock options granted to employees. In addition, 1,854,515 Class A common shares were issued at prices ranging from USD5 to USD64.6811 per share for the acquisitions of its subsidiaries and for the settlement of the contingent considerations relating to certain prior year acquisitions.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

23. SHARE	CAPITAL (continued)

During the year ended December 31, 2000, 22,484 Class A common shares were issued at a price of USD53.25 per share for the acquisition of equity investees, 1,504,438 Class A common shares were issued at prices ranging from USD15.625 to USD40.5 per share for the acquisition of available-for-sale equity securities and cost investments, 495,900 Class A common shares were issued at USD13.7124 as a prepayment for the acquisition of a subsidiary, 486,529 Class A common shares were issued at prices from 15.3253 to 17.9375 as the settlement of promissory notes and 20,685 Class A common shares were issued at prices ranging from USD17.10 to USD56.00 as the settlement of other payables.

During the year ended December 31, 2000, 117,599 Class A common shares were issued pursuant to the agreement for the acquisition of the Web Connection at prices ranging from USD7.25 to USD17.625 per share to an employee. Accordingly, a stock compensation expense of approximately USD1,974 was charged to the statement of operations of the Company for the year ended December 31, 2000.

During the year ended December 31, 2001, 91,426 Class A common shares were issued at prices ranging from USD1.75 to USD6.8125 per share from the exercise of stock options granted to employees.

During the year ended December 31, 2001, 521,589 Class A common shares were issued at a price of USD5.8125 per share as settlement of promissory notes and 273,198 Class A common shares were issued at a price of USD16.3516 per share as settlement of other payables. In addition, 23,084 Class A common shares were redeemed and retired at a price of USD2.35 per share arising from the disposal of an equity investee. The redemption premium was deducted from the additional paid-in capital.

During the year ended December 31, 2002, 296,492 Class A common shares were issued at prices ranging from USD2.03 to USD2.5266 per share from the exercise of stock options granted to employees.

During the year ended December 31, 2002, 1,764,555 Class A common shares were repurchased at prices ranging from USD1.92 to USD3.24 per share. 1,692,001 of the repurchased Class A common shares were retired at prices ranging from USD2.334 to USD2.826 per share. The redemption premium was deducted from the additional paid-in capital.

24.    STOCK-BASED COMPENSATION AND WARRANTS

(a)    Stock options

The Company applies APB 25 in accounting for stock options granted to employees. Accordingly, the compensation expense is recorded for the difference between the fair value of shares at date of grant and the option price.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

24.	STOCK-BASED COMPENSATION AND WARRANTS (continued)

(a)	Stock options (continued)

Pursuant to the 1999 Stock Option Plan (the “Plan”), options may be granted to employees of and consultants and advisors to the Company and its subsidiaries for the purchase of up to an aggregate of 12 million Class A common shares. During 2000, an additional 8 million Class A common shares options were made available, which increased the options available for grant to employees of and consultants and advisors to the Company and its subsidiaries for the purchase of Class A common shares to 20 million. The Plan is administered by a committee of the Board of Directors, which will determine, in its discretion, the number of shares subject to each option granted and the related purchase price and option period. Incentive stock options, as defined by the U.S. Internal Revenue Code of 1986, as amended, and non-qualified stock options may be granted under the Plan.

A summary of the Company’s stock option activity, and related information for the years ended December 31, is as follows:

	2001				2002
	Available for grant		Options outstanding	Weighted- average exercise price	Available for grant		Options outstanding	Weighted- average exercise price
	(Number	)	(Number )	USD	(Number	)	(Number )	USD
Outstanding at the beginning of the year	4,726,108		16,429,577	11.36	6,998,268		14,065,911	6.66
Granted	(5,740,965)		5,740,965	2.88	(1,648,960)		1,648,960	2.44
Forfeited	8,013,125		(8,013,125)	13.63	4,083,536		(4,083,536)	7.89
Exercised	-		(91,426)	3.05	-		(296,492)	2.42

Outstanding at the end of the year	6,998,268		14,065,991	6.66	9,432,844		11,334,843	5.94

Exercisable at the end of the year			6,177,211				7,686,104

Weighted-average fair value of options granted during the year			2.53				2.00

The Company’s stock options are exercisable at exercise prices ranging between USD1.86 to USD73.4375 per share (inclusive).

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

24.	STOCK-BASED COMPENSATION AND WARRANTS (continued)

(a)	Stock options (continued)

The following table summarizes information concerning outstanding and exercisable options at December 31, 2002.

		Options outstanding		Options exercisable
Exercise price range	Numbers outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price per share	Numbers exercisable	Weighted average exercise price per share
USD			USD		USD
$1.86-2.7	2,926,473	8.88	2.32	1,302,837	2.43
$2.71-3.375	3,356,159	7.57	3.13	2,362,626	3.20
$3.55-5	2,366,922	6.77	4.83	2,266,287	4.86
$5.0625-9.62	1,442,413	7.63	7.28	899,234	7.39
$10.1875-19.5469	792,010	7.19	14.50	524,695	14.34
$20.4375-29.9219	214,851	7.38	24.84	183,470	24.59
$30.2625-39.5	55,180	7.08	36.29	36,418	36.35
$40.5-48.405	76,080	7.11	46.07	51,788	46.12
$51-58.5625	90,680	7.24	52.76	49,163	53.03
$60.75-73.4375	14,075	7.16	65.87	9,586	65.81

	11,334,843			7,686,104

Pursuant to resolutions adopted by the Board of Directors in December 2000, the vesting of certain of the Company’s options were accelerated such that vesting would be changed from an annual basis to a quarterly basis upon the lapse of twelve months from the date of grant. Based on the historical and expected employee turnover and the expected market price of the Class A common shares, the Company estimated that the number of options the employees will ultimately retain that would have been otherwise forfeited was minimal for the year ended December 31, 2001 and 2002.

The Company applies APB 25 in accounting for stock options granted to employees. Accordingly, the compensation expense is recorded for the difference between the fair value of shares at date of grant and the option price. For the year ended December 31, 2000, a total stock compensation expense of USD5,083 was recognized in the financial statements. For the purpose of determining the fair value of the options under SFAS 123, the Company used the Black-Scholes model based on the United States risk-free interest rate ranging from 5.17% to 6.69%, a weighted average expected option life of 5 years, assuming volatility factors of the expected price of the Company’s common stock ranging from 38% to 167% and no dividends.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

24.	STOCK-BASED COMPENSATION AND WARRANTS (continued)

(a)	Stock options (continued)

For the year ended December 31, 2001, a total stock compensation expense of USD2,552 was recognized in the financial statements. For the purpose of determining the fair value of the options under SFAS 123, the Company used the Black-Scholes model based on the United States risk-free interest rate ranging from 3.91% to 6.69%, a weighted average expected option life of 5 years, assuming volatility factors of the expected price of the Company’s common stock ranging from 38% to 167% and no dividends.

For the year ended December 31, 2002, a total stock compensation expense of USD309 was recognized in the financial statements. For the purpose of determining the fair value of the options under SFAS 123, the Company used the Black-Scholes model based on the United States risk-free interest rate ranging from 2.65% to 6.69%, a weighted average expected option life of 5 years, assuming volatility factors of the expected price of the Company’s common stock ranging from 38% to 167% and no dividends. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company’s net income would have been reduced as indicated below:

	Year ended	Year ended	Year ended
	December 31, 2000	December 31, 2001	December 31, 2002
	USD	USD	USD
Net loss:
As reported	(59,802)	(124,385)	(18,231)
Pro forma	(102,243)	(152,783)	(33,846)
Net loss per share:
As reported	(0.61)	(1.21)	(0.18)
Pro forma	(1.04)	(1.49)	(0.33)

During 2000, 104,469 of the Company’s options with exercise prices ranging from USD2.21 to USD28.58 per share were issued in connection with the acquisition of investments in DAE and XT3.

In 2001, 95,369 options were settled by USD1,383 discretionary cash settlements to the shareholder.

In January 2002, the Company granted to APOL additional stock options to purchase up to 200,000 Class A common shares as of January 1, 2002 with an exercise price of USD2.82 per share and a quarterly vesting schedule over the one-year term of the new services agreement and the right to accelerate existing share options upon a change of control of the Company.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

24.	STOCK-BASED COMPENSATION AND WARRANTS (continued)

(b)	2000 and 2001 Employee Share Purchase Plan

During each of 2000 and 2001, the Company established and implemented an employee share purchase plan, which was qualified as a non-compensatory plan under Section 423 of the Internal Revenue Code. The plan allows qualified employees to purchase the Company’s Class A common shares during the relevant six-month plan period. Qualifying employees are allowed to purchase up to 500 Class A common shares for each plan period. The maximum number of Class A common shares, par value US$0.00025 per share, issuable under the plan is 500,000, and a maximum of 100,000 shares will be available for issuance for each plan period.

(c)	Warrants

In connection with the private placement of 6,795,200 Class A common shares issued to AOL on June 8, 1999, warrants were granted to AOL to purchase, subject to certain conditions, up to 18.5% and 6.5% of the Company’s total outstanding capital at an exercise price of USD5.00 per share and USD42.50 per share, respectively. The first and the second of these warrants became exercisable in October 2000 and in July 2001, respectively. Both warrants will expire in July 2003. At December 31, 2002, these warrants were not exercised.

On June 22, 1999, 800,000 warrants were granted to Lehman Brothers Inc., the private placement agent of the Company, as compensation for private placements completed from April to June 1999. On July 26, 2000, these warrants were fully exercised at an exercise price of USD5 per share.

In May 2000, GE Capital Equity Investments Ltd., (“GE”), was granted a warrant under which GE will be entitled to purchase a number of Class A common shares determined according to the Company’s revenue from services provided to affiliates of General Electric Capital Corporation during 2000 and 2001. The warrants are exercisable during the period between January 5, 2002 and January 4, 2003 at an exercise price of USD39.5 per share. As of December 31, 2002, no warrant was exercised.

All warrants may not be sold, transferred, assigned, or hypothecated to any person, other than to any limited partnership with the same general partner, or to any company that directly, or indirectly, controls or is controlled by or is under common control with the holder of the warrants, without the prior consent of the Company.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

25.	CONTINGENCIES AND COMMITMENTS

Operating	lease commitments

As of December 31, 2002, the Company had future minimum office rental and telephone line lease payments under non-cancelable operating leases as follows:

Year ended December 31:	USD
2003	1,544
2004	224

1,768

As of December 31, 2002, the Company had future commitments to purchase additional shareholdings in three subsidiaries for an aggregate of USD986 and additional consideration based on the future revenues, gross margins and/or operating results of the subsidiaries. The commitments shall be settled by cash and/or shares of the Company.

Class	action lawsuit against chinadotcom

A class action lawsuit was filed in the United States District Court, Southern District of New York on behalf of purchasers of the securities of chinadotcom, between July 12, 1999 and December 6, 2000, inclusive. The complaint charges defendants chinadotcom, Lehman Brothers, Inc. (“Lehman Brothers”), Bear, Stearns & Co., Inc. (“Bear Stearns”), BancBoston Robertson Stephens (“Robertson Stephens”), Merrill Lynch, Pierce Fenner & Smith Inc. (“Merrill Lynch”), Raymond Ch’ien, Peter Yip, Zhou Shun Ao, and David Kim with violations of Sections 11, 12(a) (2) and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder.

On or about July 12, 1999, chinadotcom commenced an initial public offering of 4.2 million of its shares of common stock at an offering price of US$20 per share (the “chinadotcom IPO”). In connection therewith, chinadotcom filed a registration statement, which incorporated a prospectus (the “Prospectus”), with the SEC. The complaint further alleges that the Prospectus was materially false and misleading because it failed to disclose, among other things, that (i) the Underwriter Defendants (Lehman Brothers, Bear Stearns, Robertson Stephens and Merrill Lynch) had solicited and received excessive and undisclosed commissions from certain investors in exchange for which the Underwriter Defendants allocated to those investors material portions of the restricted number of chinadotcom shares issued in connection with the chinadotcom IPO; and (ii) the Underwriter Defendants had entered into agreements with customers whereby the Underwriter Defendants agreed to allocate chinadotcom shares to those customers in the chinadotcom IPO in exchange for which the customers agreed to purchase additional chinadotcom shares in the aftermarket at pre-determined prices.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

25.	CONTINGENCIES AND COMMITMENTS (continued)

Class	action lawsuit against chinadotcom (continued)

The class action lawsuit against each of Raymond Ch’ien, Peter Yip, Zhou Shun Ao, and David Kim has been dismissed. The management considered the outcome of any judgment on the lawsuit with respect to the Company as quite uncertain and any expenditure from the lawsuit is not estimable. Consequently, no provision has been made for any expenses that may arise on the class action lawsuit.

Panpac	Media.com Limited (“Panpac”) Lawsuit

In February 2000, the Company acquired a minority interest in Panpac, a publisher listed in Singapore Stock Exchange in exchange for 593,224 Class A common shares of the Company pursuant to the Equity Exchange and Option Agreement (the “Agreement”) between Panpac and a subsidiary of the Company. In February 2003, Panpac served such subsidiary of the Company with a writ with respect to a breach of contract claim under the Agreement. The Company is contesting this lawsuit and has filed a defense to this writ. The management considered the outcome of the judgment on and the expenditures from the lawsuit to be quite uncertain. Therefore, no provision was made for any losses that may arise on the Panpac lawsuit.

e-Asia Sdn. Bhd. (“e-Asia”) Lawsuit

Mezzo Marketing Limited (“Mezzo”), a subsidiary of the Company, entered into a sales and purchase agreement (the “e-Asia Agreement”) with Khoo Sin Aik and e-Planet Sdn Bhd.(“e-Planet”) to acquire up to 100% (equal to 250,000 shares) of e-Asia Sdn. Bhd. (“e-Asia”) on November 2, 1999. On November 30, 1999, Mezzo acquired 60% of e-Asia in the form of 22,644 Class A common shares of the Company for a consideration of USD1,268. The agreement further stated that provided that certain performance targets were achieved by e-Asia, Mezzo would acquire the remaining 40% of e-Asia through the issuance of the Company’s shares as well as provide contingent consideration in Company’s shares if certain revenue criteria are met by e-Asia. e-Planet filed a petition in Cayman Islands against the Company for an amount of USD2,340 on October 15, 2002 with respect to the Company share consideration that it alleges it is owed under the e-Asia Agreement.

In addition, the Company is a defendant in various matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability would not materially affect the Company’s financial position, result of operations or cash flows.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

26.	SEGMENTAL INFORMATION

Description	of Products and Services by Segment

The Company has three reportable segments: e-business Solutions services, advertising services and sales of IT products. The Company’s e-business Solutions services mainly represent Web site design, hosting and maintenance services and Internet strategy consultancy services for companies seeking to utilize the Internet to facilitate their business processes online. The Company’s advertising services involve the provision of online advertising through the sale of advertisements for the network of Web sites, electronically delivering such advertisements and tracking the number of such advertisements delivered, and offline advertising and marketing services. The Company’s sale of IT products mainly represents the distribution of computer hardware and software products.

Measurement	of Segment Profit or Loss and Segment Assets

The Company evaluates performance and allocates resources based on revenues and gross margins from operations. Revenues and gross margins for the three reportable segments are reported separately for internal purposes, but selling, general and administrative expenses, other operating expenses, net loss and assets and liabilities are not reported separately for each segment because this information is not produced internally. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Factors	Management Used to Identify the Enterprise’s Reportable Segments

The Company’s reportable segments are business units that offer different services. The reportable segments are each managed separately. Revenue from segments in the other category is mainly attributable to publishing and event organizing services. Neither of these segments has ever met the quantitative thresholds for determining reportable segments.

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD
Revenues by segment
e-business Solutions	61,327	32,591	23,003
Advertising	43,769	5,641	28,250
Sale of IT products	3,276	4,580	4,631
Other income	1,296	5,899	3,418

	109,668	64,474	59,302

Long-lived assets by segment
e-business Solutions	52,125	13,131	7,522
Advertising	7,408	5,641	5,977
Sale of IT products	727	2,138	7,148
Other income	10,095	6,808	1,517
Corporate	-	17,092	16,207

	70,355	44,810	38,371

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

26.	SEGMENTAL INFORMATION (continued)

Geographic	information is provided below:

	Year ended December 31, 2000 USD	Year ended December 31, 2001 USD	Year ended December 31, 2002 USD
Revenue:
Australia	728	1,711	3,003
Greater China	59,691	25,027	18,150
North Asia	31,163	18,976	25,449
South Asia	7,406	9,918	5,702
United Kingdom	2,247	2,911	1,750
United States	8,433	5,931	5,248

Total revenue	109,668	64,474	59,302

Long-lived assets:
Australia	1,122	974	339
Greater China	65,871	39,586	34,136
North Asia	1,673	498	235
South Asia	1,032	855	789
United Kingdom	206	2,633	2,738
United States	451	264	134

Total long-lived assets	70,355	44,810	38,371

27.	SUBSEQUENT EVENTS

On February 12, 2003, the Company acquired 100 percent of the outstanding common shares of Praxa Limited (“Praxa”). The results of Praxa’s operations will be included in the consolidated financial statements since that date. Praxa’s core business is the provision of information technology products and services in the form of outsourcing, application development and support, and system integration in Australia and Asia. As a result of the acquisition, the Company is expected to increase the number of potential clients for its low-cost China-based outsourcing platform and to extend the distribution of the Company’s own software products into the Australian marketplace.

The aggregate purchase price at maximum was approximately USD6,400 (AUD11,000) cash for 6,304,478 common shares of Praxa. The Company paid USD3,490 (AUD60,000) cash on the date of acquisition. The remaining USD2,910 (AUD5,000) payment of the maximum acquisition price is dependent on Praxa achieving earnings targets for the year ended December 31, 2003 and will be adjusted in accordance with terms stipulated in the share purchase agreement. An amount of USD2,327 (AUD4,000) has been placed in escrow until June 30, 2004 and a further USD582 (AUD1,000) until October 31, 2004 as security deposit.

chinadotcom corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, number of options and per share data)

27.	SUBSEQUENT EVENTS (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of obtaining third-party valuations of certain intangible assets; thus, the allocation of the purchase price is subject to refinement.

At February 12, 2003	USD

Current assets	4,935
Property, plant and equipment, net	985
Other assets	863
Goodwill	5,117

Total assets acquired	11,900

Current liabilities	(5,938)
Long-term debt	(2,472)

Total liabilities assumed	(8,410)

Net assets acquired	3,490

The USD5,117 (AUD8,795) of goodwill was assigned to Sale of IT products segment in total. Of that total amount, USD1,627 (AUD2,795) is expected to be deductible for tax purposes.

Exhibit 1.2

chinadotcom Unit Partners with Korean Online Game Developer to Launch

Online Game in China

HONG KONG June 06, 2003 chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], a leading integrated enterprise solutions company in Asia, today announced its mobile and portal unit entered an agreement with Bridge Communication, an online game developer in Korea, to launch an interactive massive multi-player online role playing game, Thesa Online, in China.

Thesa Online is an interactive online game that allows hundreds and thousands of players to be simultaneously playing on the same platform. Players of this kind of online game are considered to be the “stickiest” and most loyal users on a portal. Multi-player online games have been very successful and popular in many markets including Japan, Korea and Taiwan.

Under the agreement, chinadotcom’s mobile and portal unit will act as the game operator while Bridge Communication will be the game developer. In this partnership, the two companies will work together to develop the online game platform targeting the rapid growth Internet market in China. The online game market in China has experienced strong growth over the past few months. According to recent research published in January 2003 by IDC, there were 8 million online gamers in China as of December 2002 and this is expected to increase to 45 million by the end of 2006.

“We feel that online games is one of the fastest growing and most popular sectors of the Internet business in China,” said Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation. “The launch of Thesa Online is our first step in the online games initiative and we hope the experience we gain from this first game will lead to the introduction of many other games in this market place. In addition, the launch of this game website will further extend our reach in the consumer market and diversify our portal business with multiple revenue sources by offering new value added services to our users.”

The Chinese language-based interactive online role-play game, Thesa Online, characterizes an adventure in the Thesa era. It is all about imagination, courage, power and the strength of human beings. Players can select a character with different specialties and a certain level of power to begin their adventure in the fantasy world. Thesa Online provides an efficient game master system with quality customer service which plays a significant role in handling disputes among players and managing the order within this online world. The charging mechanism of this online game will be both on a subscription and points card basis.

More details of this game initiative will be announced in the near future. For more information about this game initiative, please visit the website: www.thesa.com.cn.

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees—the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software unit, CDC Software Corporation, spearheads the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. It currently has over 1,000 installations and more than 600 customers in the Asia Pacific region.

The company also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country (i.e. UK, US or Australia), with technology and applications sourced from either of the company’s low-cost, CMM-certified outsourcing centers in China or India.

In our Mobile and Portals unit, the company operates popular news, email and consumer service portal websites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), the company now offers consumer-based and enterprise-based SMS and mobile application software development services. We currently have over 3.25 million paid subscribers in China on a platform that works on both the CDMA and GSM systems, with connectivity and service agreements with local mobile network operators in over 20 provinces. Newpalm is a wholly-owned subsidiary of hongkong.com Corporation, a mobile applications and portal arm and 81%-owned subsidiary of chinadotcom.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on 11 June, 2002.

For further information, please contact:

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Media Relations

Jane Cheng, Public Relations Manager

Tel	: (852) 2961 2750
Fax	: (852) 2571 0410
e-mail	: jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations

Tel	: 1-212-661-2160
Fax	: 1-973-591-9976
e-mail	: craig.celek@hk.china.com

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Exhibit 1.3

chinadotcom Unit Appoints John Clough as Non-Executive Chairman of

the Board of Praxa Limited

Hong Kong May 27, 2003 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), the leading integrated enterprise solutions company in Asia, today announced the appointment of John Clough as the Non-Executive Chairman of the Board of Praxa Limited (“Praxa”), a leading Australian IT outsourcing and professional services organization which was acquired by chinadotcom in February this year.

John Clough has been a Special Advisor to General Atlantic Partners since December 2000. Before joining General Atlantic Partners, John gained over 25 years of management experience in the IT industry internationally. John was a Co-Founder and Managing Director of the CSSL Group, one of the largest mid-range software distributors and hardware resellers in Asia, for 16 years. CSSL was formed in 1983 in Hong Kong and had offices in China, Malaysia, Singapore, Indonesia, Thailand, Australia and New Zealand with over 380 staff, and had IBM as a co-shareholder. Prior to founding the CSSL Group, John held the position of General Manger of JBA in Asia, an Australia-based worldwide mid-range software distributor.

In addition, John has held positions as a Director of Synon Asia Ltd., Kapiti Asia Ltd., and as a Director and the Chairman of Cargonet/Arena Ltd. John’s international experience includes working as a consultant in the areas of ERP and Finance in the UK and Europe.

Raymond Ch’ien, Executive Chairman of chinadotcom corporation, said, “We are delighted and honored that John has joined the chinadotcom group as Chairman of Praxa. We believe John’s proven entrepreneurial leadership, coupled with his wealth of industry knowledge and in-depth understanding of Asia, will provide invaluable guidance to Praxa’s management team as they reach for new heights of success.”

Praxa was acquired by chinadotcom in early 2003, and is already an important factor underlying chinadotcom’s strengthening financial performance. Praxa is expected to add significant synergies to chinadotcom’s outsourcing platform and plans to use chinadotcom’s outsourcing center in China, as well as its India-based joint venture with vMoksha, for elements of its workflow going forward.

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees—the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software unit, CDC Software Corporation, spearheads the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. It currently has over 1,000 installations and more than 600 customers in the Asia Pacific region.

The company also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country (i.e. UK, US or Australia), with technology and applications sourced from either of the company’s low-cost, CMM-certified outsourcing centers in China or India.

In our Mobile and Portals unit, the company operates popular news, email and consumer service portal websites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), the company now offers consumer-based and enterprise-based SMS and mobile application software development services. Newpalm currently has over 3.25 million paid subscribers in China on a platform that works on both the CDMA and GSM systems, with connectivity and service agreements with local mobile network operators in over 20 provinces in China. Newpalm is a wholly-owned subsidiary of hongkong.com Corporation, a mobile applications and portal arm and 81%-owned subsidiary of chinadotcom.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on 11 June, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel	: (852) 2961 2750
Fax	: (852) 2571 0410
e-mail	: jane.cheng@hk.china.com

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Investor Relations

Craig Celek, Vice President, Investor Relations

Tel	: 1-212-661-2160
Fax	: 1-973-591-9976
e-mail	: craig.celek@hk.china.com

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Exhibit 1.4

chinadotcom Mobile Unit Launches Weather News Channel in China

A commitment to providing value added mobile services to its users and driving revenue growth in the SMS market

HONG KONG May 22, 2003 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), the leading integrated enterprise solutions company in Asia, today announced that its mobile applications unit, Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), a leading short message service (SMS) and mobile software and application developer in China, has successfully launched a weather news channel in China by partnering with Huafeng Weather Group, a national weather content provider.

With this service, mobile users in China can enjoy scheduled or on-demand weather news of any particular cities in which they are interested throughout the country. This is a customized weather news service as users can select the weather news presented by a particular China Central Television weather news presenter and have it delivered to the users at a specific time during the day. The newly launched service is a nationwide service and is charged at 20 cents RMB (US2.4 cents) per message on a subscription or demand basis.

John Xiao, Chief Executive Officer of Newpalm (China) Information Technology Co., Ltd., said, “The partnership with Huafeng Weather Group allows us to provide customized weather news services through SMS to our users. It is our commitment to providing creative and value added mobile services to our users in China. We expect to see an increasing variety of these kinds of services and products launched in the near future through partnerships or by leveraging on the portal network within the chinadotcom group.”

The weather news service is delivered through SMS and is expected to develop into Java based applications, a more interactive interface on a mobile screen, in the near future. In addition, the weather news service is also available for china.com portal web-based users who can sign-up from the portal network.

“We are pleased to see continued momentum in the launch of new services by Newpalm,” said Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation. “SMS is one of the fast growing sectors in China, and we believe there is great potential for us to build our business in this area. Leveraging the advantages of Newpalm’s SMS expertise and our portal experience, we believe chinadotcom is well positioned to become one of the market leaders in this arena and we expect Newpalm to bring additional revenue streams to the group going forward. Newpalm’s financial results will be consolidated into the chinadotcom group from Q2 2003 onwards.”

Earlier in April this year, Newpalm and china.com jointly launched the free SARS (Severe Acute Respiratory Syndrome) news service to Internet and mobile users in China. Over 200,000 mobile subscribers are using the free services and more than one million messages were sent since the launch of the SARS SMS content service. Subscribers can retrieve through their mobile phones the latest SARS developments and statistics, as well as SARS preventative educational information.

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees—the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software unit, CDC Software Corporation, spearheads the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. It currently has over 1,000 installations and more than 600 customers in the Asia Pacific region.

The company also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country (i.e. UK, US or Australia), with technology and applications sourced from either of the company’s low-cost, CMM-certified outsourcing centers in China or India.

In our Mobile and Portals unit, the company operates popular news, email and consumer service portal websites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), the company now offers consumer-based and enterprise-based SMS and mobile application software development services. We currently have over 3.25 million paid subscribers in China on a platform that works on both the CDMA and GSM systems, with connectivity and message completion agreements with over 20 provincial mobile network operators. Newpalm is a wholly-owned subsidiary of hongkong.com Corporation, a mobile applications and portal arm and 81%-owned subsidiary of chinadotcom.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no

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obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on 11 June, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel	: (852) 2961 2750
Fax	: (852) 2571 0410
e-mail	: jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations

Tel	: 1-212-661-2160
Fax	: 1-973-591-9976
e-mail	: craig.celek@hk.china.com

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Exhibit 1.5

CDC Software Announces A Master Distributor Agreement with Ross

Systems in Asia Pacific

A further initiative to broaden CDC Software’s IT product portfolio

HONG KONG May 13, 2003 CDC Software Corporation, a subsidiary and software unit of chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], a leading integrated enterprise solutions company in Asia, today announced it signed a Master Distributor Agreement (“MDA”) with Ross Systems Inc. [NASDAQ: ROSS; Website: www.rossinc.com] (“Ross”), a global supplier of enterprise software solutions for process manufacturing companies, to sell and service its Enterprise Resources Planning (ERP) product—iRenaissance ERP—in the Asia Pacific region.

The distribution agreement is for Ross’s Enterprise Resources Planning (ERP) product—iRenaissance—for Greater China, including China, Taiwan, Hong Kong, as well as the territories of Singapore, Thailand, Korea, and Australia/New Zealand. CDC Software will leverage the expertise of its low cost software development center in China as well as its domain knowledge in the process manufacturing industry to meet the ongoing localization and statutory requirements of the Greater China market. In addition, CDC Software will support iRenaissance from its regional support centers located in Hong Kong and Shanghai, and will be responsible for sourcing, appointing and managing a distribution channel of partners to sell and service customers throughout the territory.

Steve Collins, Managing Director of CDC Software, said, “We are pleased to further extend our Master Distributorship business strategy with a leading software vendor in the process manufacturing market. Ross Systems’ iRenaissance is an ERP solution with a robust offering that addresses the specific problems and challenges faced by process manufacturers. We believe our relationship with Ross greatly broadens our software product portfolio enabling us to provide a comprehensive range of enterprise software products and services in the region.”

iRenaissance is designed specifically for manufacturers in the food and beverage, life sciences, chemicals, metals and natural products industries, which require comprehensive applications from supply chain management to financials, manufacturing, distribution, maintenance management, quality control, and regulatory compliance. Ross has over 1,000 enterprise customers worldwide.

“We are pleased to partner with CDC Software to sell and service our enterprise software solutions in the territory. We see a growing opportunity throughout the Asia Pacific region in the process manufacturing industries. Given our success with process manufacturers worldwide, and the proven track record of CDC Software in the Greater China market we are confident that this partnership will expand our sales volume and will be a win-win situation for both companies,” said J. Patrick Tinley, CEO of Ross Systems.

# # #

About CDC Software

CDC Software is the software unit of chinadotcom corporation (NASDAQ: CHINA), a leading integrated enterprise solutions company in Asia. CDC Software integrates a series of chinadotcom’s self-developed products engineered in the two software development centers in China, which include PowerBooks, PowerHRP (Human Resources and Payroll), PowerATS (Attendance Tracking System), Power-eHR, PowerPay+, PowerCRM and Power eDM (a double-byte e-mail marketing technology). In addition, the company also broadens its serving offerings in software arenas by establishing strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region.

chinadotcom’s software arm currently has over 1,000 customer site installations and 600 enterprise customers located throughout the Asia Pacific region. Selected multinational and domestic customers include ACNeilsen, Carrefour, Legend Computer, Microsoft (China) Co. Ltd., Shenzhen Airlines, Swire Beverages and Shangri La Hotels and Resorts.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

About Ross Systems

Ross Systems, Inc. (NASDAQ: ROSS) delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by over 1,000 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance.

Publicly traded on the NASDAQ since 1991, Ross’s global headquarters are based in the U.S. in Atlanta, Georgia, with sales and support operations around the world. For more information, visit www.rossinc.com.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on 11 June, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

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Tel	: (852) 2961 2750
Fax	: (852) 2571 0410
e-mail	: jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations

Tel	: 1-212-661-2160
Fax	: 1-973-591-9976
e-mail	: craig.celek@hk.china.com

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